CROWE & DUNLEVY
                         ATTORNEYS AND COUNSELORS AT LAW

                                                               September 8, 2005

VIA EDGAR AND
VIA FACSIMILE (202) 772-9220
----------------------------

Carrie Darling
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C.  20549

     Re: GMX Resources Inc.
         Registration Statement on Form S-3
         Filed August 5, 2005
         File No. 333-127254
         Form 10-KSB for Fiscal Year Ended December 31, 2004
         Filed March 31, 2004
         File No. 0-32325

Dear Ms. Darling:

     GMX Resources Inc. (the "Company") submits the following in response to the staff's comment letter dated September 2, 2005, with reference to the above-identified filings:

Selling Security Holders, page 2 of the Prospectus included in the Registration
-------------------------------------------------------------------------------
Statement
---------

     The staff suggests that the Company disclose how its security holders acquired their shares. Under the heading "The Offering" on page 1 of the prospectus, the Company discloses the following:

          This prospectus relates to the resale by selling security holders from time to time of up to 1,600,000 shares of our common stock.

          On July 18, 2005, GMX closed a private placement of 1,600,000 shares of its common stock to the selling security holders. Pursuant to a Registration Agreement by and between GMX and such investors, GMX agreed to file a registration statement, of which this prospectus forms a part, to cover the resale of such shares of common stock.

The Company believed such disclosure adequately explained, for purposes of the registration statement and prospectus, the manner by which the security holders acquired the shares that are the subject of the registration. If the staff believes more information is required, please advise.


                                      TULSA
                              500 KENNEDY BUILDING
                             321 SOUTH BOSTON AVENUE
                              TULSA, OK 74103-3313
                      TEL: 918.592.9800 o FAX: 918.592.9801
--------------------------------------------------------------------------------
                              www.crowedunlevy.com

Carrie Darling
September 8, 2005
Page 2

     The staff also requested disclosure of broker-dealer status or affiliation with respect to each of the security holders. Only the following security holders have reported that they are affiliated with a broker-dealer, and each has certified to the Company that it acquired the shares being registered in the ordinary course of business and, at the time of acquisition, had no arrangement or understanding with any person to distribute the shares:

     US Bank, NA Cust FBO First American
           Sm. Cap. Growth Opportunities Fund
     State Street Bank and Trust Custodian
           for Burroughs Welcom Fund
     US Bank, NA Cust FBO Milwaukee
           Foundation US Bank Microcap Fund
     US Bank, NA FBO St. Paul Electrical
           Construction Workers Pension Plan
     US Bank, NA Cust FBO St. Paul Electrical
           Construction Workers Supply Pension Plan
     US Bank, NA tru/a Richard D. Waterfield
           Tr DTD 10/19/1999

The Company will add the following footnote in the final prospectus with respect to each such security holder:

     Each of US Bank, NA Cust FBO First American Sm. Cap. Growth Opportunities Fund, State Street Bank and Trust Custodian for Burroughs Welcom Fund, US Bank, NA Cust FBO Milwaukee Foundation US Bank Microcap Fund, US Bank, NA FBO St. Paul Electrical Construction Workers Pension Plan, US Bank, NA Cust FBO St. Paul Electrical Construction Workers Supply Pension Plan, US Bank, NA tru/a Richard D. Waterfield Tr DTD 10/19/1999, is affiliated with a registered broker-dealer. Each of such security holders has also certified to the Company that it purchased its shares that are the subject of this registration and offering in the ordinary course of business, and, at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

Each of the other security holders identified under the heading "Selling Security Holders" has certified to the Company that it is not a broker-dealer and is not affiliated with a broker-dealer.

Form 10-KSB for the Fiscal Year Ended December 31, 2004
-------------------------------------------------------

     The Company did not include a disclosure under Item 308(c) of Regulation S-B because, at the time of filing its annual report, the Company had no changes to its internal controls to report and did not believe a negative disclosure to that effect was required. The Company has since become aware of the staff's position on this issue and has included a negative disclosure in each of its quarterly reports filed since then. See Item 3 of the Company's Quarterly Reports on Form 10-QSB for the quarterly period ended March 31, 2005, filed on May 12, 2005 and for the

Carrie Darling
September 8, 2005
Page 3

quarterly period ended June 30, 2005, filed on August 9, 2005. The Company will, of course, continue to make the required disclosure in all future filings and suggests that an amendment to the Company's annual report on Form 10-KSB for the fiscal year ended December 31, 2004, is not necessary under the circumstances. If the staff believes otherwise, please advise.

     Under the assumption that the forgoing adequately addresses the concerns expressed by the staff, the Company is simultaneously requesting acceleration of the effective date of the registration statement.

     If you have any questions, please do not hesitate to contact me at the number provided above. As always, the Company appreciates the prompt attention of the Commission to its registration statement and the matters addressed herein.

                                                      Very truly yours,


                                                      /s/ Jeffrey T. Hills
                                                      --------------------------
                                                      Jeffrey T. Hills

cc: Ken L. Kenworthy, Sr.
    Michael M. Stewart